Exhibit 99.3

InflaRx Reports Third Quarter 2019 Financial & Operating Results

•	Recently announced results of open label extension part of SHINE Phase IIb study confirm potential of IFX-1 in Hidradenitis Suppurativa and warrant evaluation of future development
•	Company announces updated strategy with focus on selected indications for its anti-C5a complement technology and on broadening the development pipeline
•	Cash and cash equivalents plus securities and other investments of €135.5 million (approx. US$151 million) as of September 30, 2019
•	Conference call to be held today at 8am EST / 2pm CET

Jena, Germany, 7 November 2019 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today reported financial results for the third quarter and first nine months of 2019 and provided a business update, outlining its corporate strategy and plans.

Prof. Niels C. Riedemann, CEO and Founder of InflaRx, commented: “Based on our firm belief in the potential of our anti-C5a technology, we have conducted an in-depth assessment of all currently pursued development efforts and decided to put a focus on inflammatory rare diseases with high unmet medical need as well as on a defined oncology space. With this, we aim to deliver several clinical proof-of-concept milestones. Our strong cash position will additionally allow us to pursue a strategy to broaden and diversify our pipeline beyond C5a inhibition.”

Corporate update

IFX-1 in Hidradenitis Suppurativa: Although the main part of the SHINE Phase IIb trial did not achieve its primary endpoint of a dose dependent drug effect on the Hidradenitis Suppurativa Clinical Response Score (HiSCR) at week 16, in July, the Company reported additional results from an in-depth post-hoc data analysis of the main part of the SHINE trial. This post-hoc analysis suggested a robust anti-inflammatory activity in the high dose IFX-1 treatment group across numerous efficacy measures which were not reflected by the HiSCR. Additionally, the Company very recently reported positive results from a snapshot analysis of the open label extension (OLE) part of the SHINE study: 70.6% of the HiSCR Responder Group maintained their response during the OLE, and 41.8% of the HiSCR Non-responder Group became responders at week 40, which represented the end of the treatment period.

Strategic update: As a result of a comprehensive review of all currently running clinical programs with IFX-1 and based on newly available data, Management has decided to continue these programs while broadening its R&D pipeline as part of its diversification strategy. IFX-1 will be developed in current and new indications, such as a defined oncology indication in which a clinical proof-of-concept study is planned to start enrollment in 2020. With the positive long-term results announced recently in the OLE part of the SHINE Phase IIb study in HS, InflaRx plans to discuss with regulatory authorities the data from the trial and next steps regarding the future development of IFX-1 in this indication.

In parallel, InflaRx is pursuing a diversification strategy to broaden its pipeline beyond C5a inhibition. In order to implement this strategy, InflaRx has hired an experienced head of global business development and strategy in the US with a pharmaceutical background who is expected to join the team within the course of November 2019.

The Company has decided to focus its development efforts on rare and inflammatory diseases with high unmet medical need and on the oncology space.

IFX-1 in Pyoderma Gangraenosum (PG): The ongoing open label Phase IIa trial in Pyoderma Gangraenosum (PG), a debilitating, rare autoimmune disease marked by large, painful ulcers, is continuing enrollment. The Company has decided to expand enrollment from 12 to 18 patients.

Management update:  The Company has unilaterally terminated the employment contract of the CMO of the Company, Othmar Zenker.

Q3 2019 financial highlights

Cash and cash equivalents plus securities and other investments totaled €135.5 million as of September 30, 2019, compared to €156.3 million as of December 31, 2018. Cash and cash equivalents amounted to €27.0 million as of September 30, 2019 (December 31, 2018: €55.4 million) and marketable securities €108.5 million (December 31, 2018: €100.9 million).

Net cash used in operating activities increased to €27.0 million in the first nine months of 2019, compared to €15.2 million in the first nine months of 2018, mainly due to higher cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and personnel expenses at InflaRx.

Research and development expenses increased to €33.6 million for the first nine months of 2019 (2018: €16.0 million). The principal drivers of the increase were CRO expenses associated with preclinical studies and clinical trials conducted for IFX-1 as well as manufacturing costs.

General and administrative expenses amounted to €9.4 million in the first nine months of 2019, compared to €9.2 million in the first nine months of 2018.

Net financial result in the first nine months of 2019 of €3.3 million consisted of €2.3 million interest income and €1.0 million net exchange gain, compared to a net financial gain of €5.4 million in the first nine months of 2018, which mainly consisted of €4.1 million net foreign exchange gains and €1.5 million interest income.

Net loss for the first nine months of 2019 was €39.6 million or € (1.53) per common share (basic and diluted), compared to €19.5 million or € (0.79) per common share (basic and diluted) for the first nine months of 2018.

Net loss for the three months ended September 30, 2019 was €14.5 million or € (0.56) per common share (basic and diluted), compared to €6.8 million or € (0.26) per common share (basic and diluted) for the respective three months of 2018.

Additional information regarding these results is included in the notes to the consolidated financial statements as of and for the quarter ended September 30, 2019, which can be found on the InflaRx website in the Investors section.

Strategic update call

Today, the Company will host a conference call to provide details on the results of the OLE part of the SHINE study and a strategic update in conjunction with its quarterly results at 8am EST / 2pm CET.

Dial-in details:

From the US: +1 929 477 0402
From the UK: +44 (0) 330 336 9127
From Europe: +49 (0) 69 2222 25577
Conference Code: 3567762

Please dial in 10 minutes before the call to register. The webcast presentation for the conference call can be accessed at https://webcasts.eqs.com/inflarx20191107/no-audio.

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2019 and September 30, 2018

	Three months ended September 30,		Nine months ended September 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
	(in €, except for per share data)
Operating Expenses
Research and development expenses	(13,405,646)	(5,450,544)	(33,598,018)	(15,954,005)
General and administrative expenses	(2,490,245)	(3,042,144)	(9,439,080)	(9,200,333)
Total Operating Expenses	(15,895,891)	(8,492,688)	(43,037,098)	(25,154,338)
Other income	126,559	60,616	194,261	209,898
Other expenses	(838)	(2,152)	(83,907)	(34,446)
Operating Result	(15,770,170)	(8,434,224)	(42,926,744)	(24,978,886)
Finance income	2,029,992	2,100,634	4,527,952	8,107,285
Finance expenses	(761,268)	(440,567)	(1,211,366)	(2,666,155)
Net financial Result	1,268,725	1,660,067	3,316,586	5,441,130
Loss for the period	(14,501,446)	(6,774,157)	(39,610,157)	(19,537,756)

Share information
Weighted average number of shares outstanding	25,982,754	25,662,100	25,970,571	24,804,184
Loss per share (basic/diluted)	€(0.56)	€(0.26)	€(1.53)	€(0.79)

Loss for the period	(14,501,446)	(6,774,157)	(39,610,157)	(19,537,756)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	4,988,141	41,810	5,683,610	25,401
Total comprehensive loss	(9,513,305)	(6,732,347)	(33,926,548)	(19,512,355)

InflaRx N.V. and subsidiary
Condensed consolidated statements of financial position as of September 30, 2019 and December 31, 2018

	Sep 30, 2019 (unaudited)	Dec 31, 2018
	(in €)
ASSETS
Non-current assets
Property, plant and equipment	1,583,254	624,668
Intangible assets	470,995	222,866
Non-current other assets	528,329	—
Non-current financial assets	272,744	207,444
Total non-current assets	2,855,322	1,054,979
Current assets
Current other assets	2,293,538	1,588,702
Current financial assets	109,365,112	101,184,240
Cash and cash equivalents	27,009,808	55,386,240
Total current assets	138,668,459	158,159,183
TOTAL ASSETS	141,523,781	159,214,161

EQUITY AND LIABILITIES
Equity
Issued capital	3,132,631	3,115,725
Share premium	211,006,606	211,021,835
Other capital reserves	23,999,370	18,310,003
Accumulated deficit	(120,717,345)	(81,107,188)
Other components of equity	5,733,805	50,196
Total equity	123,155,067	151,390,571
Non-current liabilities
Lease liabilities	563,993	—
Provisions	43,398	57,148
Government grants	8,044	10,797
Total non-current liabilities	615,435	67,945
Current liabilities
Lease liabilities	340,748	—
Employee benefits	775,484	788,405
Social securities and current other tax liabilities	106,111	309,928
Trade and other payables	16,530,937	6,657,312
Total current liabilities	17,753,280	7,755,645
Total liabilities	18,368,715	7,823,590
TOTAL EQUITY AND LIABILITIES	141,523,781	159,214,161

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2019 and September 30, 2018

	Shares out-standing	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
	(in €, except for share data)
Balance as of January 1, 2019	25,964,379	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period	—	—	—	—	(39,610,157)	—	(39,610,157)
Exchange differences on translation of foreign currency	—	—	—	—	—	5,683,610	5,683,610
Total comprehensive loss	—	—	—	—	(39,610,157)	5,683,610	(33,926,547)
Transactions with owners of the Company
Contributions
Issued shares	140,876	16,905	(15,229)	—	—	—	1,676
Equity-settled share-based payment	—	—	—	5,689,367	—	—	5,689,367
Total contributions	140,876	16,905	(15,229)	5,689,367	—	—	5,691,043
Total transactions with owners of the Company	140,876	16,905	(15,229)	5,689,367	—	—	5,691,043
Balance as of September 30, 2019*	26,105,255	3,132,631	211,006,606	23,999,370	(120,717,345)	5,733,805	123,155,067

Balance as of January 1, 2018	23,812,100	2,857,452	161,638,566	6,225,353	(51,292,555)	0	119,428,816
Loss for the period	—	—	—	—	(19,537,756)	—	(19,537,756)
Exchange differences on translation of foreign currency	—	—	—	—	—	25,401	25,401
Total comprehensive loss	—	—	—	—	(19,537,756)	25,401	(19,512,355)
Transactions with owners of the Company
Contributions
Issued shares	1,850,000	222,000	52,768,733	—	—	—	52,990,733
Transaction costs	—	—	(3,801,265)	—	—	—	(3,801,265)
Equity-settled share-based payment	—	—	—	9,003,725	—	—	9,003,725
Share options exercised	274,584	32,950	418,794	—	—	—	451,744
Total contributions	2,124,584	254,950	49,386,262	9,003,725	—	—	58,644,937
Total transactions with owners of the Company	2,124,584	254,950	49,386,262	9,003,725	—	—	58,644,937
Balance as of September 30, 2018*	25,936,684	3,112,402	211,024,828	15,229,077	(70,830,310)	25,401	158,561,398

* unaudited

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statement of cash flows for the nine months ended September 30, 2019 and 2018

	2019 (unaudited)	2018 (unaudited)
	(in €)
Operating activities
Loss for the period	(39,610,157)	(19,537,756)
Adjustments for:
Depreciation & Amortization	485,822	105,274
Net financial result	(3,316,586)	(5,441,130)
Share based payment expense	5,689,367	9,003,725
Other non-cash adjustments	(285,389)	(688,866)
Changes in:
Other assets	(1,233,165)	(964,938)
Current financial assets	—	217
Employee benefits	(14,316)	353,185
Social securities and current other tax liabilities	(205,175)	2,970,381
Trade and other payables	9,859,875	(2,016,987)
Interest received	1,653,617	980,442
Interest paid	(19,822)	—
Net cash from operating activities	(26,995,930)	(15,236,454)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(622,265)	(537,357)
Cash outflow for the investment in non-current other financial assets	(75,543)	(200,769)
Proceeds from the disposal of current other financial assets	40,539,826	6,179,502
Purchase of current financial assets	(42,688,210)	(110,851,660)
Net cash used in investing activities	(2,846,193)	(105,410,284)
Financing activities
Proceeds from issuance of share capital	—	52,990,733
Transaction cost from issuance of share capital	—	(3,801,265)
Proceeds from exercise of share options	1,676	451,744
Repayment of leasing debt	(209,176)	—
Net cash from financing activities	(207,500)	49,641,212
Effect of exchange rate changes	1,673,191	4,072,716
Change in cash and cash equivalents	(28,376,432)	(66,932,810)
Cash and cash equivalents at beginning of period	55,386,240	123,281,888
Cash and cash equivalents at end of period	27,009,808	56,349,080

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. More than 300 people have been treated with IFX-1 in completed clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis and Pyoderma Gangraenosum.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:
InflaRx N.V.
Arnd Christ
Chief Financial Officer
info[at]inflarx.de
+49 89-4141 897 800

Media Relations
MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
inflarx[at]mc-services.eu
+49 89-210 2280

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.